Exhibit 99.3

Cayman Islands Company No. 346382	Number of ordinary shares to which this form of proxy relates (Note 1)	Class A ordinary shares
Class B ordinary shares

XPENG INC.

小鵬集團*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

(the “Company”)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We(Note 2)                                                              of                                                               being (a) shareholder(s) of                             Class A ordinary share(s)/Class B ordinary share(s)(Note 3) in the issued share capital of the Company with a par value of US$0.00001 each, hereby appoint the Chairman of the meeting(Note 4) or                    of                    as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the shareholders of the Company (the “AGM”) to be held on June 26, 2026 at 10:00 a.m. Hong Kong time, at T2, XPENG Tech Park, No. 10, Cencun Fengzhuang Avenue, Tianhe District, Guangzhou, PRC and at any adjournment of the AGM.

The board of directors of the Company (the “Board of Directors”) recommends a vote FOR resolutions 1 to 10.

My/Our proxy is instructed to vote on the resolutions specified below:

	For	Against	Abstain
Resolution 1 — Ordinary Resolution
To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2025.	☐	☐	☐
Resolution 2 — Ordinary Resolution
To re-elect Mr. Donghao Yang as an independent non-executive Director as detailed in the proxy statement/ circular dated May 11, 2026.	☐	☐	☐
Resolution 3 — Ordinary Resolution
To re-elect Mr. HongJiang Zhang as an independent non-executive Director as detailed in the proxy statement/circular dated May 11, 2026.	☐	☐	☐
Resolution 4 — Ordinary Resolution
To re-elect Mr. Yudong Chen as an independent non-executive Director as detailed in the proxy statement/ circular dated May 11, 2026.	☐	☐	☐
Resolution 5 — Ordinary Resolution
To authorize the Board of Directors to fix the respective Directors’ remuneration.	☐	☐	☐
Resolution 6 — Ordinary Resolution
To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2026 as detailed in the proxy statement/circular dated May 11, 2026.	☐	☐	☐
Resolution 7 — Ordinary Resolution
THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of this resolution as detailed in the proxy statement/circular dated May 11, 2026.	☐	☐	☐
Resolution 8 — Ordinary Resolution
THAT consider and approve the grant of a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding treasury shares) of the Company as of the date of passing of this resolution as detailed in the proxy statement/circular dated May 11, 2026.	☐	☐	☐
Resolution 9 — Ordinary Resolution
THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares and/ or shares underlying the ADSs repurchased by the Company as detailed in the proxy statement/circular dated May 11, 2026.	☐	☐	☐
Resolution 10 — Special Resolution
THAT consider and approve the proposed amendments to the memorandum and articles of association of the Company and the adoption of the tenth amended and restated memorandum and articles of association of the Company as detailed in the proxy statement/circular dated May 11, 2026 to replace the ninth amended and restated memorandum and articles of association of the Company adopted by special resolution passed on June 20, 2023 in its entirety.	☐	☐	☐

Please tick (“✓”) the appropriate boxes to indicate your voting preference. You may also specify the number of shares to vote “For” or “Against” and/ or “Abstain” in respect of each resolution in the voting boxes above. If you mark the box “Abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution. If no instruction is given, your proxy will: (i) vote in the manner recommended by the Board of Directors on the above matters presented in the proxy statement/circular dated May 11, 2026 (the “Proxy Statement”); and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the AGM.

Signed:	Date: , 2026

Name:

*	For identification purpose only

NOTES

1.

Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of ordinary shares in the issued share capital of the Company registered in your name(s) and delete as appropriate.

4.

This form of proxy is solicited by the Board of Directors. A proxy need not be a shareholder of the Company. A shareholder of the Company may appoint a proxy of his/her own choice. If you wish to appoint someone else, please delete the words “the Chairman of the meeting” and insert the name(s) and address(es) of the person(s) whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy and vote FOR the relevant resolutions, whether or not such deletion is made, if no other name is inserted.

5.

If this form of proxy is returned without an indication as to how the proxy shall vote, the proxy will (i) vote in the manner recommended by the Board of Directors on the above matters presented in the Proxy Statement; and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the AGM.

6.

This form of proxy is for use by shareholders of the Company only. If the appointor is a corporate entity, this form of proxy must either be under its common seal or under the hand of an officer or attorney duly authorized for that purpose.

7.

To be valid, this form of proxy must be properly executed, dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy or such power of attorney or other authority)) as follows:

a.

Persons who hold our Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members on the record date (i.e. May 14, 2026, Hong Kong time) must return the form of proxy (i) by mail or by hand to the offices of our principal share registrar in the Cayman Islands (the “Caymanih2 Registrar”): 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or (ii) by email at fid-HKServices@ascentium.com.

b.

Persons who hold our Class A ordinary shares directly on our Hong Kong register of members on the record date (i.e. May 14, 2026, Hong Kong time) must return the form of proxy by mail or by hand to the offices of our branch share registrar in Hong Kong (the “Hong Kong Branch Share Registrar”): Tricor Investor Services Limited, 17/F, Far East Finance Centre,16 Harcourt Road, Hong Kong.

so as to be received before 10:00 a.m. Hong Kong time on June 24, 2026.

8.	Any alterations made to this form of proxy must be initialled by the person who signs it.

9.

You may revoke your proxy by (i) re-submitting this form of proxy by mail or email or by hand before 10:00 a.m. Hong Kong time on June 24, 2026 or (ii) attending the AGM and voting in person. Any written notice of revocation or subsequent form of proxy must be received by the Cayman Registrar or the Hong Kong Branch Share Registrar, as applicable, prior to 10:00 a.m. Hong Kong time on June 24, 2026. Such written notice of revocation or subsequent form of proxy should be sent to the Cayman Registrar or the Hong Kong Branch Share Registrar, as applicable, by mail or email or by hand.

10.	The completion and return of this form of proxy will not prevent you from attending the AGM (or any adjustment thereof) and voting in person should you so wish.

11.

In the case of joint holders of any share, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Personal Data Privacy Officer of Tricor Investor Services Limited at the above address.